UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
TRANSTECH SERVICES PARTNERS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
89388R105
(CUSIP Number)
OCTOBER 31, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 16 Pages

CUSIP No.	89388R105	13G	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		351,700

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

351,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

351,700

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12	TYPE OF REPORTING PERSON * *

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSONS Cognizant Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

33,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12	TYPE OF REPORTING PERSON * *

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	4	of	16 Pages

1	NAMES OF REPORTING PERSONS Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON * *

OO, BD
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	5	of	16 Pages

1	NAMES OF REPORTING PERSONS Millennium International Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

33,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12	TYPE OF REPORTING PERSON * *

PN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	6	of	16 Pages

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

33,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	7	of	16 Pages

1	NAMES OF REPORTING PERSONS Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		385,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

385,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

385,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	8	of	16 Pages

1	NAMES OF REPORTING PERSONS Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		385,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

385,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

385,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON **

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	89388R105	13G	Page	9	of	16 Pages
Explanatory Note:
This amendment is being filed to (i) report the transfer of 351,700 shares held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is wholly-owned by the same entity, as a result of which Integrated Core Strategies (US) LLC may be deemed to beneficially own those shares of Common Stock and (ii) to report other changes as set forth in this filing. See Item 4(a) for a description of these entities.
Item 1.
(a)	Name of Issuer

TransTech Services Partners Inc., a Delaware corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

445 Fifth Avenue New York, New York 10016
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Cognizant Holdings, Ltd.
c/o Millennium International Management LP
666 Fifth Avenue
New York, New York 10019
Citizenship: Cayman Islands
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium International Management LP
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium International Management GP LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States

CUSIP No.	89388R105	13G	Page	10	of	16 Pages
(d)	Title of Class of Securities

common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number

89388R105
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned
     As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) is the beneficial owner of 351,700 shares of Common Stock, of which 150,000 shares are a constituent part of the Company’s units (“Units”). Each Unit consists of one share of Common Stock and one warrant (“Warrant”). Each warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00 per share. Each Warrant will become exercisable on the later of the Company’s completion of a business combination or May 23, 2008, and will expire on May 23, 2011, or earlier upon redemption. In addition to the 150,000 Warrants held by Integrated Core Strategies as a constituent part of the Units, Integrated Core Strategies holds an additional 639,700 Warrants. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are not currently exercisable.

CUSIP No.	89388R105	13G	Page	11	of	16 Pages
     As of the date of this filing, Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Cognizant Holdings”), is the beneficial owner of 33,500 shares of Common Stock.
     Also, as of the date of this filing, Millenco LLC, a Delaware limited liability company (“Millenco”) has ceased to be the beneficial owner of any shares of Common Stock.
     Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”) is the 100% shareholder of Cognizant Holdings and is the managing member and 100% shareholder of Integrated Core Strategies, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Cognizant Holdings. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”) is the general partner of Integrated Holding Group, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Cognizant Holdings and securities deemed to be owned by Integrated Holding Group, as the case may be. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”) is the investment manager to Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC, a Delaware limited liability company (“Millennium International Management GP”) is the general partner of Millennium International Management, and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Integrated Core Strategies or Cognizant Holdings.
(b) Percent of Class
     6.1% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 6,300,000 shares of Common Stock outstanding as of August 10, 2008, as reported by the Company on its Form 10-Q, filed on August 14, 2008.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

385,200

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

385,200
Item 5. Ownership of Five Percent or Less of a Class

CUSIP No.	89388R105	13G	Page	12	of	16 Pages
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
     See Item 4(a).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 7, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	89388R105	13G	Page	13	of	16 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

COGNIZNANT HOLDINGS, LTD.

By:	Millennium International Management LP,
as investment manager

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Executive Vice President

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

CUSIP No.	89388R105	13G	Page	14	of	16 Pages

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander

CUSIP No.	89388R105	13G	Page	15	of	16 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of TransTech Services Partners Inc., a Delaware corporation, will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC
By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

COGNIZNANT HOLDINGS, LTD.
By:	Millennium International Management LP,
as investment manager

By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM INTERNATIONAL MANAGEMENT LP
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Executive Vice President

CUSIP No.	89388R105	13G	Page	16	of	16 Pages

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander
by David Nolan pursuant to Power of Attorney
filed with SEC on June 6, 2005
Israel A. Englander